FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 2, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following documents:

1.	The Registrant’s Immediate Report, dated August 11, 2003, in respect of a resignation of a Senior Officer.

2.	The Registrant’s Immediate Reports, dated August 11, 2003, in respect of appointments of Senior Officers.

3.	The Registrant’s Immediate Reports, dated August 11, 2003, in respect of a cancellation of an announcement about a resignation of a Senior Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd.
(Registrant)

By ___________________
Linda Shafir, Adv.

Dated: September 2, 2003

August 11, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Re: Immediate Report in respect of the resignation of a Senior Officer pursuant to
Sectiom 34a
Of the Securities Regulations, (Periodic and Interim Reports) 5730-1970

Registration Number at the Companies Registrar: 52-002273-2

1.	Name: Itzik Zion

2.	ID: 058841636

3.	Vacated position: Executive Vice President - Chief Financial Officer.

4.	Retirement date: August 12, 2003.

5.	To the Company’s best knowledge, the resignation is not under circumstances that need to be brought to the knowledge of the Company’s Shareholders.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

August 11, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report on appointment of Senior Position Holder.

1.	Name of the Position Holder: Shlomi Gindi

2.	Date of his appointment: August 12, 2003

3.	Identity number : 54213046

4.	His date of birth: June 26,1957

5.	His address: 8 Ehud St, Ramat-Ha-Sharon

6.	Position: Executive Vice President - Marketing & Commerce.

7.	His education: MBA in Business Management- South Australia University, Economics Studying- Flindres University- Australia, Economics Studying –Tel Aviv University.

8.	His ocupation in the last five years: Executive Marketing & Commerce at Office Depot , Executive Marketing & Commerce at Super- Pharm.

9.	He does not serve in other positions in the cororation, in its subsidiaries or with an interested party.

10.	He is not a family relation of an interested party in the corporation.

11.	He does not hold convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

August 11, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report on appointment of Senior Position Holder.

1.	Name of the Position Holder: Amir Porat

2.	Date of his appointment: August 12, 2003

3.	Identity number : 055982722

4.	His date of birth: November 6,1959

5.	His address: Yehoshua Village, 30063

6.	Position: Executive Vice President - Business Development

7.	His education: First degree

8.	His ocupation in the last five years: since 2001-Executive Vice President of “Yediot Aharonot”. 1999-2001: President of “Yediot Menuim” Company, 1993-1999: Marketing Manager of “Paz” Oil Company Ltd.

9.	He does not serve in other positions in the cororation, in its subsidiaries or with an interested party.

10.	He is not a family relation of an interested party in the corporation.

11.	He does not hold convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

August 11, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report on appointment of Senior Position Holder.

1.	Name of the Position Holder: Neomi Goldgevicht

2.	Date of his appointment: August 12, 2003

3.	Identity number : 55373187

4.	Her date of birth: September 19, 1958

5.	Her address: 18 Shenef St. Yavne

6.	Position: Executive Vice President- Chief Financial Officer

7.	Her education: Economics & Accounting First Degree, Tel-Aviv University. Business Management –Second Degree, Bredford University.

8.	Her ocupation in the last five years: Executive Vice President- Chief Financial Officer & a Management Board Member at “Partner- Communications” Company Ltd.

9.	She does not serve in other positions in the cororation, in its subsidiaries or with an interested party.

10.	She is not a family relation of an interested party in the corporation.

11.	She does not hold convertible securities in the corporation, in a subsidiary company or in a connected company.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary

August 11, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha’am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

Corporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report.

This is to announce that Mr. Eli Aharoni, Executive Vice President- Operations of Super-Sol Ltd.  (“the company”), has withdrawn his Resignation Announcement and therefore will hold  his previous position as mentioned above.

Immediate Report, which has been published by the company on June 30, 2003 and which announce of Mr. Aharoni Resignation from the company on December 29, 2003 is cancelled by this.

Yours Sincerely,

/s/ Linda Shafir

Linda Shafir, Adv. General Counsel And Company Secretary